SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)*


                                 SPX Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    784635104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                 with a copy to:
Alexander J. Roepers                             Allen B. Levithan
Atlantic Investment Management, Inc.             LOWENSTEIN SANDLER PC
666 Fifth Avenue                                 65 Livingston Avenue
New York, New York  10103                        Roseland, New Jersey  07068
(212) 484-5050                                   (973) 597-2500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 12, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP NO.  784635104
--------------------------------------------------------------------------------
1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                  Atlantic Investment Management, Inc.
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)              (b)

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):  AF, OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   Delaware

--------------------------------------------------------------------------------
     Number of                          7)  Sole Voting Power:        3,082,800*
                                        ----------------------------------------
     Shares Beneficially                8)  Shared Voting Power:              0
                                        ----------------------------------------
     Owned by
     Each Reporting                     9)  Sole Dispositive Power:   3,082,800*
                                        ----------------------------------------
     Person With:                      10)  Shared Dispositive Power:         0
                                        ----------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                   3,082,800*
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                      Not Applicable
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):       4.7%*
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  IA

--------------------------------------------------------------------------------
* Includes: (i) 662,300 shares (1.0%) of the Issuer's common stock, par value $10.00 per share ("Shares"), beneficially owned by AJR International Master Fund, Ltd., a British Virgin Islands company, (ii) 401,050 Shares (0.6%)
beneficially owned by Quest Capital Partners, L.P., a Delaware limited partnership, (iii) 951,270 Shares (1.4%) beneficially owned by Cambrian Master Fund, Ltd., a British Virgin Islands company, (iv) 407,330 Shares (0.6%) beneficially owned by Cambrian Partners, L.P., a Delaware limited partnership,
(v) 657,550 Shares (1.0%) held in several managed accounts ("Managed Accounts") and (vi) 1,500 Shares (0.002%) beneficially owned by Atlantic Investment Management's 401k/Profit Sharing Plan. In addition, the sole shareholder of the Reporting Person, Mr. Alexander J. Roepers, beneficially owns 1,800 Shares
(0.003%). The Reporting Person, serving as the investment advisor of the foregoing parties and the Managed Accounts, has sole voting and dispositive power over all Shares beneficially owned by such parties or held in the Managed Accounts. See Items 2 and 5 for additional details.

Item 2.   Identity and Background
          -----------------------

          Item 2 is hereby amended and restated in its entirety as follows:

          (a) This statement is filed by Atlantic Investment Management, Inc., a Delaware corporation (the "Reporting Person"), with respect to 3,082,800 Shares over which the Reporting Person has sole dispositive and voting power by reason of serving as the investment advisor to (i) AJR International Master Fund, Ltd., a British Virgin Islands company ("AJR"), (ii) Quest Capital Partners, L.P., a Delaware limited partnership ("Quest"), (iii) Cambrian Master Fund, Ltd., a British Virgin Islands company ("Cambrian Fund"), (iv) Cambrian Partners, L.P., a Delaware limited partnership ("Cambrian Partners"), (v) several managed accounts (the "Managed Accounts"), (vi) Atlantic Investment Management's 401k/Profit Sharing Plan (the "Plan") and (vii) Alexander J. Roepers, the president and sole shareholder of the Reporting Person. Mr. Roepers also serves as the general partner of Quest and Cambrian Partners.

          (b) The business address of the Reporting Person and Mr. Roepers is 666 Fifth Avenue, New York, New York 10103.

          (c) The principal business of the Reporting Person is that of an investment advisor engaging in the purchase and sale of securities for investment with the objective of capital appreciation on behalf of AJR, Quest, Cambrian Fund, Cambrian Partners, the Managed Accounts, the Plan and Mr. Roepers. The principal occupation of Mr. Roepers is serving as the president and managing officer of the Reporting Person.

          (d) Neither the Reporting Person nor Mr. Roepers has, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither the Reporting Person nor Mr. Roepers has, during the past five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Roepers is a citizen of The Netherlands.


Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          Item 3 is hereby amended and restated in its entirety as follows:

          The Shares purchased by the Reporting Person on behalf of AJR, Quest, Cambrian Fund, Cambrian Partners, the Managed Accounts and the Plan were purchased with the investment capital of such entities and accounts. The Shares purchased individually by Mr. Roepers were purchased with the personal funds of Mr. Roepers. The aggregate amount of funds used in making the purchases reported on this Schedule 13D Amendment No. 3 was $3,002,048.

Item 4.   Purpose of Transaction
          ----------------------

          Item 4 is hereby amended and restated in its entirety as follows:

          The Reporting Person acquired, on behalf of AJR, Quest, Cambrian Fund, Cambrian Partners, the Managed Accounts, the Plan and Mr. Roepers, and continues to hold, the Shares reported in this Schedule 13D Amendment No. 3 for investment purposes. The Reporting Person intends to evaluate the performance of the Shares as an investment in the ordinary course of business. The Reporting Person pursues an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Person analyzes the operations, capital structure and markets of companies in which the Reporting Person's clients invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.

          The Reporting Person intends to continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Shares in particular, other developments and other investment opportunities. Depending on such assessments, the Reporting Person may acquire additional Shares or may determine to sell or otherwise dispose of all or some of the Shares presently held by AJR, Quest, Cambrian Fund, Cambrian Partners, the Managed Accounts, the Plan and Mr. Roepers in the open market or in private transactions. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Person may deem material to its investment decision.

          The Reporting Person will continue its active discussions with the Issuer's management with respect to actions which might be taken, by the management of the Issuer to maximize shareholder value of the Issuer. In addition, the Reporting Person may hold discussions with other parties regarding shareholder value enhancing activities for the benefit of all of the Issuer's shareholders. There can be no assurance that the Reporting Person will take any of the actions described in the previous sentence.

          Except as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          Item 5 is hereby amended and restated in its entirety as follows:

          (a) Based upon the information contained in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2005 filed with the Securities and Exchange Commission on November 7, 2005, there were issued and outstanding 65,810,432 Shares as of October 28, 2005.

          (b) The Reporting Person does not directly own any Shares. The Reporting Person has entered into an investment advisory agreement with each of AJR, Quest, Cambrian Fund, Cambrian Partners, the Managed Accounts and the Plan, pursuant to which the Reporting Person has investment authority with respect to the securities held by such entities or in such accounts. Such power includes the power to dispose of and the power to vote the Shares. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to be the beneficial owner of the Shares held by such entities and accounts. In addition, the Reporting Person has sole dispositive and voting power over the 1,800 Shares beneficially owned by Mr. Roepers. Accordingly, the Reporting Person is deemed the beneficial owner of 3,082,800 Shares, or 4.7% of the outstanding Shares.

          (c) The following table details the transactions by the Reporting Person, on behalf of AJR, Quest, Cambrian Fund, Cambrian Partners, the Managed Accounts and the Plan, as well as transactions by Mr. Roepers, in the Shares during the past sixty (60) days prior to December 12, 2005:


  Date                Quantity             Price            Type of Transaction
  ----                --------             -----            -------------------

10/31/05                 70,000           $42.8864          Open Market Purchase

11/03/05                 50,000           $44.9734          Open Market Sale

11/04/05                 25,100           $45.0281          Open Market Sale

11/09/05                 76,500           $44.7502          Open Market Sale

11/10/05                100,000           $44.8811          Open Market Sale

11/11/05                 62,700           $45.1307          Open Market Sale

11/14/05                 25,000           $45.5500          Open Market Sale

11/15/05                 39,000           $45.5003          Open Market Sale

11/17/05                200,000           $46.1273          Open Market Sale

11/18/05                100,000           $46.8569          Open Market Sale

11/22/05                 25,000           $47.8062          Open Market Sale

11/23/05                 35,600           $47.9228          Open Market Sale

12/01/05                 50,000           $47.5510          Open Market Sale

12/12/05              1,000,000           $47.7700          Negotiated sale with
                                                            Issuer pursuant to
                                                            its Share repurchase
                                                            program


          Except for the transactions listed above, neither the Reporting Person, any entity for which the Reporting Person serves as investment advisor, nor any person or entity controlled by the Reporting Person, nor Mr. Roepers has traded Shares during the past sixty (60) days.

          The Reporting Person ceased to be the beneficial owner of more than five percent of the Shares on December 12, 2005.



                                    SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.



                                            December 12, 2005


                                            ATLANTIC INVESTMENT MANAGEMENT, INC.


                                            By: /s/ Alexander J. Roepers
                                               ---------------------------------
                                                Alexander J. Roepers, President


      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).